SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.6)*

Endologix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29266S106

(CUSIP Number)

Martin D. Sklar, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,533,064

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,533,064

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,533,064

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,799,601

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,799,601

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,799,601

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,799,601

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,799,601

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,799,601

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.001 par value (the “Common Stock”), of Endologix, Inc. (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, “Elliott”), Elliott International, L.P. (“Elliott International”) and Elliott International Capital Advisors Inc. (“EICA”)(collectively, the “Reporting Persons”) as of May 27, 2009 and amends and supplements the Schedule 13D originally filed on April 7, 2006, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Elliott beneficially owns 2,533,064 shares of Common Stock, constituting 5.8% of all of the outstanding shares of Common Stock. Elliott owns the 2,533,064 shares of Common Stock through a wholly owned subsidiary, The Liverpool Limited Partnership, a Bermuda limited partnership (“Liverpool”).

Elliott International and EICA beneficially own an aggregate of 3,799,601 shares of Common Stock, constituting 8.7% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 6,332,665 shares of Common Stock constituting 14.4% of all of the outstanding shares of Common Stock.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On May 26, 2009, the Reporting Persons signed a letter agreement (the “Letter Agreement”) sent to them by the Issuer on May 21, 2009. In the Letter Agreement, the Reporting Persons stated their desire to enter into one or more transactions pursuant to which they, as a group, will become the beneficial owner of more than fifteen percent (15%), but not more than twenty percent (20%) of the Issuer’s outstanding shares of Common Stock (the “Acquisitions”). Pursuant to the Letter Agreement, the Issuer agreed to approve the Acquisitions for purposes of Section 203(a)(1) of the Delaware General Corporation Law (“DGCL”), in order to provide that the restrictions on Business Combinations set forth in Section 203 of the DGCL shall not apply to the Issuer and the Reporting Persons as a result of the Acquisitions, subject to the terms and conditions set forth in the Letter Agreement. A copy of the Letter Agreement is attached hereto as Exhibit C and which is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to the Board dated October 13, 2008 (previously filed)

Exhibit C – Letter from the Issuer to Elliott Associates dated May 21, 2009

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	May 28, 2008

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott Intrnational Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

EXHIBIT C

[Letterhead of Endologix, Inc.]

May 21, 2009

Jesse Cohn

Elliott Associates, L.P.

712 Fifth Avenue

New York, New York 10019

Dear Jesse:

This letter agreement (this “Agreement”) sets forth our understanding with respect to the proposed acquisition by the Elliott Group (as defined below) of shares of the outstanding common stock, $0.001 par value (the “Common Stock”) of Endologix, Inc. (the “Company”). For purposes of this Agreement, “Elliott Group” shall mean (x) Elliott Associates, L.P. and its wholly owned subsidiaries, (y) Elliott International, L.P. and (z) Elliott International Capital Advisers Inc. Capitalized terms not defined herein shall have the meanings ascribed to them in Section 203 of the Delaware General Corporation Law (the “DGCL”), a copy of which definitions are attached hereto as Exhibit A and are incorporated herein by reference.

We understand that the Elliott Group currently beneficially owns approximately 14.9% of the Company’s outstanding shares of Common Stock and desires to enter into one or more transactions pursuant to which it will become the Owner of more than fifteen percent (15%), but not more than twenty percent (20%) (the “Maximum Percentage”) of the Company’s outstanding shares of Common Stock (the “Acquisitions”) and would become an Interested Stockholder as a result of the Acquisitions.

Upon acknowledgement of this Agreement by the Elliott Group, the Board of Directors of the Company shall adopt resolutions in the form attached hereto as Exhibit B, which shall approve the Acquisitions for purposes of Section 203(a)(1) of the DGCL, in order to provide that the restrictions on Business Combinations set forth in Section 203 of the DGCL shall not apply to the Company and the Elliott Group as a result of the Acquisitions.

However, subject to the terms and conditions of this Agreement, if at any time after the consummation of the Acquisitions, any member of the Elliott Group, or any of their respective Affiliates or Associates, shall consummate any transaction or transactions pursuant to which such person shall become the Owner of shares of Common Stock representing more than the Maximum Percentage, then no member of the Elliott Group nor any of their respective Affiliates or Associates shall engage in any Business Combination with the Company for a period of three (3) years following the date on which such Person became the Owner of shares of Common Stock representing more than the Maximum Percentage.

Notwithstanding anything in this Agreement to the contrary, no member of the Elliott Group nor any of their respective Affiliates or Associates shall be subject to the limitation on Business Combinations set forth above to the extent that it becomes the Owner of shares of Common Stock representing more than the Maximum Percentage as a result of action taken by the Company (including, but not limited to, the repurchase, redemption, or other acquisition of any Common Stock by the Company), but such Persons shall be subject to such limitations if any such Person thereafter becomes an Owner of any additional shares of Common Stock, except as a result of further corporate action by the Company.

In the event that the Elliott Group becomes the Owner of less than the Maximum Percentage at any time, the Elliott Group shall be entitled to increase its ownership of shares of Common Stock up to and including the Maximum Percentage.

The restrictions on future Business Combinations set forth in this Agreement shall not apply if the Elliott Group or any of their respective Affiliates or Associates would be entitled to rely on the exceptions set forth in Sections 203(a)(1) through (3) and/or Sections 203(b)(3) through (7) of the DGCL in the absence of this Agreement.

The Elliott Group and the Company each acknowledge that monetary damages may not be a sufficient remedy for its breach of the terms of this Agreement and that the Elliott Group or the Company, as applicable, without waiving any other rights of remedies, shall be entitled to injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction. This Agreement shall be governed by Delaware law without regard to conflict of law principles, and the parties consent to jurisdiction by the state and federal courts sitting in the State of Delaware. In any legal action, arbitration, or other proceeding brought to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonably attorneys’ fees and any other costs incurred in that proceeding in addition to any other relief to which it is entitled. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts.

Please acknowledge your agreement with the foregoing by executing this Agreement below and returning a copy to me.

Sincerely,

ENDOLOGIX, INC.

/s/ John McDermott

John McDermott

President and Chief Executive Officer

AGREED AND ACKNOWLEDGED

this 26th day of May, 2009:

ELLIOTT ASSOCIATES, L.P.

By:	Elliott International Capital Advisors, L.P.,

as general partner

By:	Braxton Associates, Inc., as general partner

By:	/s/ Elliot Greenberg

Elliot Greenberg

Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg

Elliot Greenberg

Vice President

ELLIOTT INTERNATIONAL, L.P.

By:	Elliott International Capital Advisors, L.P., as

general partner

By:	/s/ Elliot Greenberg

Elliot Greenberg

Vice President

EXHIBIT A

DEFINITIONS USED IN SECTION 203 OF THE DGCL

(1)        “Affiliate” means a person that directly, or indirectly through 1 or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2)        “Associate,” when used to indicate a relationship with any person, means: (i) Any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3)        “Business Combination,” when used in reference to any corporation and any interested stockholder of such corporation, means:

(i)

Any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with (A) the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (a) of this section is not applicable to the surviving entity;

(ii)

Any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in 1 transaction or a series of transactions), except proportionately as a stockholder of such corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

(iii)

Any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under § 251(g) of this title; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of such corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the corporation; provided however, that in no case under items (C)-(E) of this subparagraph shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the corporation or of the voting stock of the corporation;

(iv)

Any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v)

Any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (i)-(iv) of this paragraph) provided by or through the corporation or any direct or indirect majority-owned subsidiary.

(4)        “Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary; Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for 1 or more owners who do not individually or as a group have control of such entity.

(5)        “Interested Stockholder” means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person; provided, however, that the term “interested stockholder” shall not include (x) any person who (A) owned shares in excess of the 15% limitation set forth herein as of, or acquired such shares pursuant to a tender offer commenced prior to, December 23, 1987, or pursuant to an exchange offer announced prior to the aforesaid date and commenced within 90 days thereafter and either (I) continued to own shares in excess of such 15% limitation or would have but for action by the corporation or (II) is an affiliate or associate of the corporation and so continued (or so would have continued but for action by the corporation) to be the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such a person is an interested stockholder or (B) acquired said shares from a person described in item (A) of this paragraph by gift, inheritance or in a transaction in which no consideration was exchanged; or (y)

any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the corporation; provided that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of paragraph (9) of this subsection but shall not include any other unissued stock of such corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(6)        “Person” means any individual, corporation, partnership, unincorporated association or other entity.

(7)        “Stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(8)        “Voting Stock” means, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentage of the votes of such voting stock.

(9)        “Owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

(i)	Beneficially owns such stock, directly or indirectly; or
(ii)

Has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(iii)

Has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subparagraph (ii) of this paragraph), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

EXHIBIT B

FORM OF RESOLUTIONS OF THE BOARD OF DIRECTORS

APPROVAL OF ACQUISITION OF STOCK BY ELLIOTT ASSOCIATES, L.P.

WHEREAS, Section 203 of the Delaware General Corporation Law (the “DGCL”) restricts the ability of a corporation to engage in a “business combination” (as defined in Section 203 of the DGCL) with any “interested stockholder” (as defined in Section 203 of the DGCL) for a period of three (3) years following the time such stockholder became an “interested stockholder” unless, among other things, prior to such time, the board of directors of the corporation approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder;”

WHEREAS, Elliott Associates, L.P. and its wholly owned subsidiaries, Elliott International, L.P. and Elliott International Capital Advisers Inc. (the “Elliott Group”) currently hold approximately 14.9% of the Corporation’s outstanding common stock, $0.00 1 par value (the “Common Stock”), and propose to enter into one or more transactions pursuant to which the Elliott Group will become the “owner” (as defined in Section 203 of the DGCL) of more than fifteen percent (15%), but not more than twenty percent (20%) (the “Maximum Percentage”), of the Corporation’s outstanding Common Stock (the “Acquisitions”) and would become an “interested stockholder” as a result of the Acquisitions;

WHEREAS, the Elliott Group has agreed to enter into a Letter Agreement with the Corporation, substantially in the form attached hereto as Exhibit A (the “Letter Agreement”), pursuant to which the Elliott Group shall agree that if any member of the Elliott Group or any of their respective “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL) thereafter consummates any transaction or transactions after the Acquisitions pursuant to which such person shall become the “owner” of shares of Common Stock representing more than the Maximum Percentage, no member of the Elliott Group nor any of their respective “affiliates” or “associates” shall engage in any “business combination” for a period of three (3) years following the date on which such person became the “owner” of shares of Common Stock representing more than the Maximum Percentage, subject to certain exceptions set forth in the Letter Agreement; and

WHEREAS, the Board of Directors (the “Board”) deems it to be advisable and in the best interests of the Corporation and its stockholders to approve the Acquisitions pursuant to Section 203(a)(1) of the DGCL, in order to enable the Corporation to engage in a “business combination” with any member of the Elliott Group or any of their respective “affiliates” or “associates” at any time after the consummation of the Acquisitions without regard to the three (3) year period set forth in Section 203 of the DGCL; provided, however, that (i) the Elliott Group and the Corporation enter into the Letter Agreement and (ii) subject to the terms and conditions in the Letter Agreement, if any member of the Elliott Group or any of their respective “affiliates” or “associates” consummates any transaction after the Acquisitions pursuant to which such person shall become the “owner” of shares of Common Stock representing more than the Maximum Percentage, except as a result of action taken by the Corporation, no member of the Elliott Group nor any of their respective “affiliates” or “associates” shall engage in any “business combination” with the Corporation for a period of three (3) years following the date on which such person became the “owner” of shares of Common Stock representing more than the Maximum Percentage.

NOW, THEREFORE, BE IT RESOLVED, that any acquisition of “ownership” of “voting stock” (as defined in and contemplated by Section 203(c)(8) and Section 203(c)(9) of the DGCL), by the Elliott Group as a result of the acquisition by the Elliott Group of up to the Maximum Percentage of the Company’s outstanding shares of Common Stock, is hereby approved, so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to the Elliott Group because of the Acquisitions; and

RESOLVED FURTHER, that the Letter Agreement, in the form attached hereto as Exhibit A, be, and it hereby is, authorized and approved in all respects;. and

RESOLVED FURTHER, that the officers of the Corporation be, and each of them hereby is, authorized, on behalf of the Corporation and in its name, to execute and deliver all such documents and instruments and to take all such other actions which such officer or officers may determine to be necessary or desirable to enter into the Letter Agreement, with such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of such action.